SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(28 October 2015)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

Q3 2015 Interim Management Statement

28 October 2015

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2015.
Statutory basis: Statutory information is set out on page 9. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. As a result, comparison on a statutory basis of the 2015 results with 2014 is of limited benefit.

Underlying basis: In order to present a more meaningful view of business performance, the results are presented on an underlying basis excluding items that in management’s view would distort the comparison of performance between periods. Based on this principle the following items are excluded from underlying profit:
– asset sales and other items, which includes the effects of certain asset sales, the impact of liability management actions, the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses, insurance gross up, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments and certain past service pensions credits or charges in respect of the Group’s defined benefit pension arrangements;
– Simplification costs, which for 2015 are limited to restructuring costs relating to the programme announced in October 2014. Costs in 2014 include severance, IT and business costs relating to the programme started in 2011;
– TSB build and dual running costs and the loss relating to the TSB sale; and
– payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2015 to the nine months ended 30 September 2014, and the balance sheet analysis compares the Group balance sheet as at 30 September 2015 to the Group balance sheet as at 31 December 2014.
Required equity used in return measures: Required equity is made up of shareholders’ equity and non-controlling interests and is the amount required to achieve a common equity tier 1 ratio of 12.0 per cent after allowing for regulatory adjustments and deductions.
TSB: On 24 March 2015 the Group sold a 9.99 per cent interest in TSB reducing its holding to 40 per cent. This sale resulted in a loss of control over TSB and its deconsolidation. Accordingly, the Group’s results in 2015 include TSB for the first quarter only. To facilitate meaningful period-on-period comparison, the operating results of TSB have been reported separately within underlying profit in all periods. The sale of the remaining interest was completed in the first half of the year.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the EU, the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2015

‘In the first nine months of this year we have continued to make strong progress towards becoming the best bank for customers and shareholders while delivering resilient financial performance and further strengthening our market leading capital ratios. These results, coupled with our simple, low risk, UK focused business model, underpin our confidence in the Group’s future prospects and our strategic direction.’
António Horta-Osório
Group Chief Executive

Improvement in profitability and returns

•	Underlying profit of £6,355 million, an increase of 6 per cent on the first nine months of 2014
•	Total income flat at £13,205 million1
–	Net interest income of £8,578 million, up 4 per cent, driven by margin improvement to 2.63 per cent
–	Other income 7 per cent lower at £4,627 million
•	Operating costs down 1 per cent despite additional investment and Simplification costs; cost:income ratio improved to 48.0 per cent
•	Impairment charge down 64 per cent to £336 million; asset quality ratio improved 15 basis points to 0.11 per cent
•	Underlying return on required equity of 15.7 per cent, up 1.7 percentage points on the first nine months of 2014
•	Other income weaker in the third quarter partly offset by lower costs and impairments
•
Statutory profit before tax up 33 per cent to £2,151 million (2014: £1,614 million). PPI provision of £500 million in the third quarter primarily reflects sensitivity run-rate previously disclosed at the half year

•	Statutory return on required equity of 4.4 per cent, up 0.5 percentage points on the first nine months of 2014

Balance sheet further strengthened

•	Strong balance sheet and liquidity position
–	Common equity tier 1 (CET1) ratio of 13.7 per cent (31 Dec 2014: 12.8 per cent, 30 June 2015: 13.3 per cent)
–	Total capital ratio of 22.2 per cent (31 Dec 2014: 22.0 per cent, 30 June 2015: 21.7 per cent)
–	Leverage ratio of 5.0 per cent (31 Dec 2014: 4.9 per cent, 30 June 2015: 4.9 per cent)
•	Tangible net assets per share of 55.0 pence (31 Dec 2014: 54.9 pence, 30 June 2015: 53.5 pence)

Our differentiated UK focused business model continues to deliver

•	Delivering growth in targeted areas, gaining market share in SME and Consumer Finance and meeting our Helping Britain Prosper Plan commitments by supporting first-time buyers and business start-ups
•	Cost discipline and low risk business model providing competitive advantage
•	UK government stake reduced to less than 11 per cent (as at 9 October 2015)

Guidance for 2015 updated

•	Net interest margin for the full year now expected to be in line with year-to-date performance (2.63 per cent)
•	Asset quality ratio now expected to be lower than 15 basis points for the full year
•	Other income expected to recover in the fourth quarter but full year now expected to be slightly below 2014
•	Remaining guidance unchanged

Outlook

•	The robust UK economy and our differentiated business model underpin our continued confidence in generating strong and sustainable returns.

1 Total income, operating costs and impairment exclude TSB.

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Nine months ended 30 Sept 2015	Nine months ended 30 Sept 2014	Change	Three months ended 30 Sept 2015	Three months ended 30 Sept 2014	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	8,578	8,245	4	2,863	2,841	1
Other income	4,627	4,954	(7)	1,374	1,578	(13)
Total income	13,205	13,199	−	4,237	4,419	(4)
Operating costs	(6,069)	(6,101)	1	(1,919)	(1,967)	2
Operating lease depreciation	(563)	(525)	(7)	(189)	(179)	(6)
Costs	(6,632)	(6,626)	−	(2,108)	(2,146)	2
Impairment	(336)	(943)	64	(157)	(236)	33
Underlying profit excluding TSB	6,237	5,630	11	1,972	2,037	(3)
TSB	118	344		−	118
Underlying profit	6,355	5,974	6	1,972	2,155	(8)

Asset sales and other items	(955)	(1,296)		(377)	(268)
Simplification costs	(69)	(650)		(37)	(131)
TSB costs	(745)	(414)		−	(105)
Payment protection insurance provision	(1,900)	(1,500)		(500)	(900)
Other conduct provisions	(535)	(500)		(100)	−
Profit before tax – statutory	2,151	1,614	33	958	751	28
Taxation	(536)	(222)		(268)	(58)
Profit for the period	1,615	1,392	16	690	693	−

Underlying earnings per share	6.7p	6.3p	0.4p	2.1p	2.2p	(0.1)p
Earnings per share	1.8p	1.7p	0.1p	0.8p	0.9p	(0.1)p

Banking net interest margin1	2.63%	2.39%	24bp	2.64%	2.47%	17bp
Average interest-earning banking assets1	£443bn	£464bn	(4)	£439bn	£459bn	(5)
Cost:income ratio2	48.0%	48.1%	(0.1)pp	47.4%	46.4%	1.0pp
Asset quality ratio1	0.11%	0.26%	(15)bp	0.15%	0.19%	(4)bp
Return on risk-weighted assets	3.67%	3.05%	62bp	3.47%	3.37%	10bp
Return on assets	1.02%	0.95%	7bp	0.95%	1.01%	(6)bp
Underlying return on required equity	15.7%	14.0%	1.7pp	14.8%	15.4%	(0.6)pp
Statutory return on required equity	4.4%	3.9%	0.5pp	6.0%	5.9%	0.1pp

BALANCE SHEET AND KEY RATIOS

	At 30 Sept 2015	At 30 June 2015	Change %	At 31 Dec 2014	Change %

Loans and advances to customers3	£455bn	£452bn	1	£478bn	(5)
Customer deposits	£418bn	£417bn	−	£447bn	(6)
Loan to deposit ratio	109%	109%	−	107%	2pp
Common equity tier 1 ratio	13.7%	13.3%	0.4pp	12.8%	0.9pp
Transitional total capital ratio	22.2%	21.7%	0.5pp	22.0%	0.2pp
Risk-weighted assets	£225bn	£227bn	(1)	£240bn	(6)
Leverage ratio	5.0%	4.9%	0.1pp	4.9%	0.1pp
Tangible net assets per share	55.0p	53.5p	1.5p	54.9p	0.1p

1	Excluding TSB.
2	Operating lease depreciation deducted from income and costs and excluding TSB.
3	Excludes reverse repos of £nil (31 December 2014: £5.1 billion).

GROUP CHIEF EXECUTIVE’S STATEMENT

In the first nine months the Group has made strong progress on its strategy to become the best bank for our customers and shareholders. We have supported our customers by delivering on our main commitments within the Helping Britain Prosper Plan, while also achieving growth in our key customer segments. At the same time, our financial performance has been resilient, with improvements in our key measures of profitability and balance sheet strength. I am confident that these firm foundations, in particular our cost discipline and low risk business model, position us well to continue to support and benefit from UK economic growth.

Financial performance and balance sheet strength
Our financial performance continues to demonstrate the strength of our business model, with underlying profit up by 6 per cent to £6,355 million in the nine months to the end of September. This was largely driven by a significant reduction in impairment charges and lower costs, and led to an improvement in our underlying return on required equity to 15.7 per cent. Underlying profit was, however, lower in the third quarter than last year, reflecting lower than expected other income, partly offset by improvements in impairments and costs. While other income is expected to recover in the fourth quarter, we now expect it to be slightly below 2014 for the full year. The year-to-date statutory profit before tax of £2,151 million was up significantly, despite the impact of TSB taken in the first quarter and conduct charges, including an additional charge in the third quarter for PPI. Notwithstanding these additional charges, our capital position also continues to improve, with our common equity tier 1 ratio now standing at 13.7 per cent compared with 12.8 per cent at the end of 2014.

Continuing to support and benefit from the UK economy
As a UK retail and commercial bank, we continue to support and benefit from a robust UK economy, with current low unemployment levels, increased house prices, an increase in consumer spending and a reduction in household debt, providing a positive backdrop to the Group’s future prospects.

While the regulatory environment in the UK continues to evolve, we are now getting greater clarity on a number of issues that are significant for the Group and the wider banking sector. We note the recent announcements from the Prudential Regulatory Authority (PRA) on ring-fencing and the findings of the Competition and Markets Authority (CMA) and are well placed to continue to support the aims of these regulatory bodies in ensuring the stability of the UK financial system and that there is effective competition for the benefit of both small business and retail customers. In addition, we note the recent announcement from the Financial Conduct Authority (FCA) on potential time-barring for PPI and Plevin as well as the UK government’s proposed review and consultation into how claims management companies (CMCs) are regulated and remunerated. We are awaiting further clarity on what each of these developments might mean for the sector once the outcomes of the associated consultation processes are known.

The Group continues to support the UK economy by delivering on its key commitments to households and businesses within the Helping Britain Prosper Plan, providing approximately one in four first-time buyer mortgages and supporting one in five new business start-ups in the nine months to the end of September. Growth in our key customer segments has also been strong with net lending to SMEs and mid-market corporate clients increasing by more than £1.5 billion in the last 12 months, while the strong momentum in UK Consumer Finance has also continued, with net balances up 17 per cent year-on-year. Mortgages are up 1 per cent and although this is slightly below market growth, this has been a conscious decision to protect margin in a low growth market environment and a competitive market.

Returning the Group to full private ownership
Our strategic progress, coupled with our financial performance has enabled the UK government to make further substantial progress in returning the Group to full private ownership at a profit to the UK taxpayer. The government has now reduced its stake to less than 11 per cent, returning approximately £15.5 billion to the UK taxpayer, on top of the dividends we have paid so far in 2015. We welcome the further progress that the government has made this year and will fully support the proposed retail offer.

Differentiated business model positions the Group well for further progress
As a simple, low risk, customer focused, UK retail and commercial bank, we are well placed to respond to the evolving regulatory environment as well as the short-term challenges of low interest rates. Looking further ahead, the combination of our differentiated business model with the robust outlook for the UK economy, underpins our confidence in generating sustainable and strong returns, as we aim to become the best bank for our customers and shareholders.

António Horta-Osório
Group Chief Executive

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE

Overview: improvement in profitability and returns, balance sheet further strengthened
The Group’s underlying profit increased by 6 per cent in the first nine months to £6,355 million, largely driven by a 64 per cent improvement in impairments. Total income was broadly flat but operating costs were down 1 per cent with the cost:income ratio improved to 48.0 per cent. Statutory profit before tax was £2,151 million, up 33 per cent from £1,614 million in 2014. This was after a charge of £660 million relating to the disposal of TSB in the first half as well as provisions for PPI totalling £1,900 million (2014: £1,500 million) of which £500 million was charged in the third quarter. Underlying and statutory returns on required equity improved to 15.7 per cent (2014: 14.0 per cent) and 4.4 per cent (2014: 3.9 per cent), respectively.

Total loans and advances to customers were £455 billion at 30 September 2015, 5 per cent lower than at 31 December 2014 largely as a result of the sale of TSB (31 December 2014: £456 billion excluding TSB) and 1 per cent higher than at 30 June 2015. Growth of £5.3 billion in the key customer segments year-on-year was offset by further reductions in run-off lending of £3.6 billion. Customer deposits were £418 billion at 30 September 2015, 6 per cent lower than at 31 December 2014, with growth in Commercial Banking more than offset by planned reductions in retail tactical deposits, online deposits within Consumer Finance and the disposal of TSB.

The underlying profits and a 6 per cent reduction in risk-weighted assets resulted in a further improvement in the Group’s common equity tier 1 ratio to 13.7 per cent (31 December 2014: 12.8 per cent) with the leverage ratio increasing to 5.0 per cent (31 December 2014: 4.9 per cent). The tangible net asset value per share increased to 55.0 pence (31 December 2014: 54.9 pence; 30 June 2015: 53.5 pence) with the underlying profit partly offset by the impact of the sale of TSB, conduct provisions and the payment of the 2014 full year and 2015 interim dividends.

Total income
	Nine months ended 30 Sept 2015	Nine months ended 30 Sept 2014	Change
	£ million	£ million	%

Net interest income	8,578	8,245	4
Other income	4,627	4,954	(7)
Total income	13,205	13,199	−

Banking net interest margin	2.63%	2.39%	24bp
Average interest-earning banking assets	£442.8bn	£463.5bn	(4)

Total income was flat at £13,205 million with an increase in net interest income offset by reductions in other income. Net interest income increased 4 per cent to £8,578 million driven by the improvement in net interest margin to 2.63 per cent (2014: 2.39 per cent). This has more than offset the 4 per cent reduction in average interest-earning banking assets, which primarily reflects run-off but also lower lending balances in Global Corporates. The improvement in net interest margin compared with 2014 was due to improved deposit pricing and mix, lower wholesale funding costs, and the disposal of lower margin run-off assets partly offset by pressure on asset prices.

Given the further improvement in net interest margin, we now expect that the net interest margin for the 2015 full year will be in line with year-to-date performance of 2.63 per cent.

Other income was 7 per cent lower at £4,627 million following a lower than expected third quarter. The expected quarter-on-quarter reduction in Insurance, primarily relating to the bulk annuity transaction in the second quarter, has been accompanied by tougher trading conditions in Commercial Banking and lower income from run-off assets. Looking forward, while we expect other income to recover in the fourth quarter, we now expect other income for the full year to be slightly below 2014.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Costs
	Nine months ended 30 Sept 2015	Nine months ended 30 Sept 2014	Change
	£ million	£ million	%

Operating costs	6,069	6,101	1
Operating lease depreciation	563	525	(7)
Costs	6,632	6,626	−
Cost:income ratio1	48.0%	48.1%	(0.1)pp

1	Operating lease depreciation deducted from income and costs.

Operating costs at £6,069 million were down 1 per cent despite increased investment of £319 million in the business including costs relating to Simplification initiatives. The next phase of the Simplification programme has delivered £291 million of run-rate savings as at 30 September 2015 towards the target of £1 billion by the end of 2017, announced in October 2014.

Our market leading cost: income ratio improved to 48.0 per cent. While costs in the fourth quarter are likely to be higher due to the timing of the Bank levy, we continue to target annual improvements in the full year cost: income ratio which for 2014 was 49.8 per cent.

Impairment
	Nine months ended 30 Sept 2015	Nine months ended 30 Sept 2014	Change
	£ million	£ million	%

Ongoing business impairment charge	352	593	41
Run-off impairment (release)/charge	(16)	350
Total impairment charge	336	943	64
Asset quality ratio	0.11%	0.26%	(15)bp

	At 30 Sept 2015	At 31 Dec 2014
	%	%

Impaired loans as a % of advances	2.1	2.9	(0.8)pp
Coverage ratio	49.1	56.4	(7.3)pp

The impairment charge was £336 million, 64 per cent lower than 2014, driven by the significant reduction in run-off business and improvements in all banking divisions. The Group’s focus on effective risk management, the improved economic conditions and continued low interest rates has continued to drive lower impairment levels. The total impairment charge includes significant provision releases, but at lower levels than realised in 2014.

The asset quality ratio for the first nine months was 11 basis points and we now expect the ratio for the 2015 full year to be lower than 15 basis points.

Impaired loans as a percentage of closing advances fell from 2.9 per cent at 31 December 2014 to 2.1 per cent, largely driven by the sale of a portfolio of Irish commercial loans in the third quarter. Coverage fell from 56.4 per cent to 49.1 per cent over the same period, largely reflecting the reduction in highly impaired Irish commercial loan assets.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Statutory profit
Statutory profit before tax was £2,151 million compared with £1,614 million in 2014. Further detail on the reconciliation of underlying to statutory results is included on page 11.

	Nine months ended 30 Sept 2015	Nine months ended 30 Sept 2014
	£ million	£ million

Underlying profit	6,355	5,974
Asset sales and other items:
Asset sales and volatility	(573)	(1,282)
Fair value unwind	(136)	(471)
Other items	(246)	457
	(955)	(1,296)
Simplification costs	(69)	(650)
TSB:
Build and dual running costs	(85)	(414)
Charge relating to disposal	(660)	−
	(745)	(414)
Payment protection insurance provision	(1,900)	(1,500)
Other conduct provisions	(535)	(500)
Profit before tax – statutory	2,151	1,614
Taxation	(536)	(222)
Profit for the period	1,615	1,392
Statutory return on required equity	4.4%	3.9%

Asset sales and other items
The loss of £573 million for asset sales and volatility included a charge of £369 million for the reduction in the value of the equity conversion feature embedded in the Group’s Enhanced Capital Notes (ECNs) and negative insurance volatility of £316 million (2014: £197 million). Asset sales and volatility in 2014 included the net loss of £1,136 million relating to the exchange of ECNs for Additional Tier 1 securities.

The fair value unwind charge of £136 million included the accelerated amortisation of a fair value adjustment recognised in the first half of the year.

The charge for other items of £246 million related to the amortisation of purchased intangibles. The credit of £457 million in 2014 included a gain of £710 million relating to changes made to the Group’s defined benefit pension schemes.

TSB
The Group’s results in 2015 include TSB for the first quarter only, following the agreement in March to sell our remaining stake in the business to Banco Sabadell. The charge of £660 million relating to the sale reflects the net costs of the Transitional Service Agreement between the Group and TSB, the contribution to be provided by the Group to TSB in migrating to an alternative IT platform and the gain on sale.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

PPI
The Group increased the provision for expected PPI costs by a further £500 million in the third quarter bringing the total amount provided to £13.9 billion with £2.1 billion remaining unutilised. Reactive complaint volumes in the third quarter were broadly flat compared with the first half and higher than estimated but the associated provision of £375 million was slightly lower than the sensitivity run-rate provided at the half year due to lower average redress. In addition, we took a further £125 million provision relating to higher than expected overturn and redress rates in the remediation programme.

The cash spend in the third quarter reduced to £0.6 billion and included remediation and Past Business Review (PBR) repayments. Total cash spend year-to-date has been £2.3 billion.

A number of risks and uncertainties remain, in particular in respect of complaint volumes, which are primarily driven by CMC activity. The current provision continues to assume a significant decrease in reactive complaint volumes over the next 15 months, compared with trends in recent quarters. If reactive complaint volumes do not decline or the decline is delayed, this could lead to additional provisions with sensitivities consistent with those provided in the half year news release. We note the recent announcement from the FCA on potential time barring for PPI and Plevin and await further clarity on what the associated consultation process might mean for the sector. We have not reflected any possible impacts resulting from this FCA announcement in our third quarter provision.

Other conduct provisions
The Group incurred a further charge of £100 million in the third quarter relating to potential claims and remediation in respect of products sold through the branch network and further investigation of matters highlighted through industry wide regulatory reviews. This brings the total charge for other conduct provisions in the first nine months of 2015 to £535 million.

Taxation
The tax charge for the first nine months of 2015 was £536 million, representing an effective tax rate of 25 per cent. This is higher than the UK corporation tax rate, largely due to the impact of non-deductible expenses and policyholder tax.

Following the enactment of tax changes in October 2015, the impact of the non-deductibility of PPI and conduct charges incurred after 8 July 2015 will be reflected in the final quarter of 2015.

Funding, liquidity and capital ratios
	At 30 Sept 2015	At 30 June 2015	Change %	At 31 Dec 2014	Change %

Wholesale funding	£125bn	£116bn	8	£116bn	7
Wholesale funding <1 year maturity	£42bn	£39bn	9	£41bn	3
Of which money-market funding <1 year maturity1	£26bn	£20bn	28	£19bn	35
Loan to deposit ratio	109%	109%	−	107%	2pp
Primary liquid assets2	£118bn	£109bn	9	£109bn	8

Common equity tier 1 capital ratio3	13.7%	13.3%	0.4pp	12.8%	0.9pp
Transitional tier 1 capital ratio	17.2%	16.8%	0.4pp	16.5%	0.7pp
Transitional total capital ratio	22.2%	21.7%	0.5pp	22.0%	0.2pp
Leverage ratio	5.0%	4.9%	0.1pp	4.9%	0.1pp
Risk-weighted assets	£225bn	£227bn	(1)	£240bn	(6)

Shareholders’ equity	£43bn	£42bn	2	£43bn	−

1	Excludes balances relating to margins of £2.7 billion (31 December 2014: £2.8 billion) and settlement accounts of £1.2 billion (31 December 2014: £1.4 billion).
2	Primary liquid assets at 31 December 2014 included balances relating to TSB of £4.5 billion (30 September 2015: £nil).
3	Excluding the impact of the dividend announced with the 2015 half year results, the ratio was 13.9 per cent; common equity tier 1 ratio is the same on both fully loaded and transitional bases.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Wholesale funding increased to £125 billion, of which £42 billion, or 34 per cent, had a maturity of less than one year at 30 September (31 December 2014: £41 billion, representing 35 per cent). The increase in wholesale funding is partially a timing impact as we have taken advantage of favourable market conditions. The increased funding has largely been used to strengthen the Group’s overall liquidity position.

The Group continued to strengthen its capital position, with a common equity tier 1 ratio of 13.7 per cent, an increase of 0.9 per cent in the first nine months, or 1.1 per cent excluding the dividend announced with the half year results. The overall improvement in the ratio was driven by a combination of underlying profit and a reduction in risk-weighted assets, partly offset by the charges relating to the sale of TSB, PPI and other conduct provisions.

Risk-weighted assets reduced by 6 per cent to £225 billion (31 December 2014: £240 billion), due to the reduction in the run-off portfolio, completion of the sale of TSB, active portfolio management and improvements in credit quality.

The Group’s leverage ratio has increased to 5.0 per cent, primarily reflecting the reduction in balance sheet assets arising, in part, from the disposal of TSB.

Enhanced Capital Notes (ECNs)
On 3 June 2015, the Chancery Division of the High Court handed down its judgment in respect of the interpretation of certain terms of the ECNs, in which it found that a Capital Disqualification Event had not occurred. The Group filed an appeal with the Court of Appeal and the hearing took place on 26 and 27 August 2015. The Group intends to update the market once the outcome of the Court decision is known.

Conclusion
In the first nine months of 2015, the Group has delivered another resilient financial performance, with a significant increase in statutory profitability and an improved capital position. The combination of the Group’s differentiated UK focused, simple and low risk business model, and the robust outlook for the UK economy, positions us well for the evolving competitive and regulatory environment, and we are confident in our ability to deliver strong and sustainable returns.

George Culmer
Chief Financial Officer

STATUTORY CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET (UNAUDITED)

Income statement	Nine months ended 30 Sept 2015	Nine months ended 30 Sept 2014
	£ million	£ million

Net interest income	9,016	8,090
Other income, net of insurance claims	3,646	4,067
Total income, net of insurance claims	12,662	12,157
Total operating expenses	(10,312)	(9,677)
Impairment	(199)	(866)
Profit before tax	2,151	1,614
Taxation	(536)	(222)
Profit for the period	1,615	1,392

Profit attributable to ordinary shareholders	1,246	1,144
Profit attributable to other equity holders	295	189
Profit attributable to equity holders	1,541	1,333
Profit attributable to non-controlling interests	74	59
Profit for the period	1,615	1,392

Balance sheet	At 30 Sept 2015	At 31 Dec 2014
	£ million	£ million
Assets
Cash and balances at central banks	61,278	50,492
Trading and other financial assets at fair value through profit or loss	145,164	151,931
Derivative financial instruments	30,760	36,128
Loans and receivables	479,391	510,072
Available-for-sale financial assets	33,594	56,493
Held-to-maturity investments	19,761	−
Other assets	47,765	49,780
Total assets	817,713	854,896

Liabilities
Deposits from banks	17,176	10,887
Customer deposits	418,576	447,067
Trading and other financial liabilities at fair value through profit or loss	54,894	62,102
Derivative financial instruments	27,697	33,187
Debt securities in issue	86,329	76,233
Liabilities arising from insurance and investment contracts	100,522	114,166
Subordinated liabilities	23,301	26,042
Other liabilities	40,216	35,309
Total liabilities	768,711	804,993

Shareholders’ equity	43,226	43,335
Other equity instruments	5,355	5,355
Non-controlling interests	421	1,213
Total equity	49,002	49,903
Total equity and liabilities	817,713	854,896

NOTES

1.	Summary of movements in total equity

	Shareholders’ equity	Other equity instruments	Non- controlling interests	Total equity
	£m	£m	£m	£m

Balance at 1 January 2015	43,335	5,355	1,213	49,903
Movements in the period:
Profit for the period	1,541	−	74	1,615
Defined benefit pension scheme remeasurements	420	−	−	420
AFS revaluation reserve	(429)	−	−	(429)
Cash flow hedging reserve	(14)	−	−	(14)
Dividends	(1,070)	−	(24)	(1,094)
Distributions on other equity instruments, net of tax	(235)	−	−	(235)
Treasury shares and employee award schemes	(326)	−	−	(326)
Adjustment on sale of interest in TSB	−	−	(825)	(825)
Other movements	4	−	(17)	(13)
Balance at 30 September 2015	43,226	5,355	421	49,002

	Shareholders’ equity	Other equity instruments	Non- controlling interests	Total equity
	£m	£m	£m	£m

Balance at 1 July 2015	42,256	5,355	430	48,041
Movements in the period:
Profit for the period	667	−	23	690
Defined benefit pension scheme remeasurements	662	−	−	662
AFS revaluation reserve	(362)	−	−	(362)
Cash flow hedging reserve	696	−	−	696
Dividends	(535)	−	(14)	(549)
Distributions on other equity instruments, net of tax	(78)	−	−	(78)
Treasury shares and employee award schemes	(57)	−	−	(57)
Other movements	(23)	−	(18)	(41)
Balance at 30 September 2015	43,226	5,355	421	49,002

NOTES (continued)

2.	Reconciliation between statutory and underlying basis results

The tables below set out a reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
Nine months to 30 September 2015	Lloyds Banking Group statutory	Asset sales and other items1	Simplification2	TSB3	Insurance gross up	PPI and other conduct provisions	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	9,016	257	−	(192)	(503)	−	8,578
Other income, net of insurance claims	3,646	582	−	(36)	435	−	4,627
Total income	12,662	839	−	(228)	(68)	−	13,205
Operating expenses4	(10,312)	272	69	836	68	2,435	(6,632)
Impairment	(199)	(156)	−	19	−	−	(336)
TSB	−	−	−	118	−	−	118
Profit before tax	2,151	955	69	745	−	2,435	6,355

		Removal of:
Nine months to 30 September 2014	Lloyds Banking Group statutory	Asset sales and other items5	Simplification	TSB6	Insurance gross up	PPI and other conduct provisions	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	8,090	470	−	(593)	278	−	8,245
Other income, net of insurance claims	4,067	1,365	−	(106)	(372)	−	4,954
Total income	12,157	1,835	−	(699)	(94)	−	13,199
Operating expenses4	(9,677)	(388)	650	695	94	2,000	(6,626)
Impairment	(866)	(151)	−	74	−	−	(943)
TSB	−	−	−	344	−	−	344
Profit before tax	1,614	1,296	650	414	−	2,000	5,974

1
Comprises the effects of asset sales (loss of £2 million), volatile items (loss of £249 million), liability management (loss of £6 million), volatility arising in insurance businesses (loss of £316 million), the amortisation of purchased intangibles (loss of £246 million) and fair value unwind (loss of £136 million).

2	Comprises Simplification costs related to restructuring for the next phase of the programme.
3	Comprises the underlying results of TSB, dual running and build costs and the charge relating to the disposal of TSB.
4	On an underlying basis, this is described as costs.
5
Comprises the effects of asset sales (gain of £79 million), volatile items (gain of £214 million), liability management (loss of £1,378 million), volatility arising in insurance businesses (loss of £197 million), the past service pension credit (gain of £710 million), the amortisation of purchased intangibles (loss of £253 million) and fair value unwind (loss of £471 million).

6	Comprises the underlying results of TSB, dual-running and build costs.

NOTES (continued)

3.	Quarterly underlying basis information

Group	Quarter ended 30 Sept 2015	Quarter ended 30 June 2015	Quarter ended 31 Mar 2015	Quarter ended 31 Dec 2014	Quarter ended 30 Sept 2014
	£m	£m	£m	£m	£m

Net interest income	2,863	2,886	2,829	2,730	2,841
Other income	1,374	1,661	1,592	1,513	1,578
Total income	4,237	4,547	4,421	4,243	4,419
Operating costs	(1,919)	(2,130)	(2,020)	(2,221)	(1,967)
Operating lease depreciation	(189)	(191)	(183)	(195)	(179)
Costs	(2,108)	(2,321)	(2,203)	(2,416)	(2,146)
Impairment	(157)	(21)	(158)	(159)	(236)
Underlying profit excluding TSB	1,972	2,205	2,060	1,668	2,037
TSB	−	−	118	114	118
Underlying profit	1,972	2,205	2,178	1,782	2,155
Asset sales and other items	(377)	(385)	(193)	(49)	(268)
Simplification costs	(37)	(6)	(26)	(316)	(131)
TSB costs	−	−	(745)	(144)	(105)
Conduct provisions	(600)	(1,835)	−	(1,125)	(900)
Statutory profit (loss) before tax	958	(21)	1,214	148	751

Banking net interest margin1	2.64%	2.65%	2.60%	2.42%	2.47%
Average interest-earning banking assets1	£438.7bn	£443.2bn	£446.5bn	£453.9bn	£459.4bn
Cost:income ratio1,2	47.4%	48.9%	47.7%	54.9%	46.4%
Asset quality ratio1	0.15%	0.03%	0.14%	0.14%	0.19%
Return on risk-weighted assets	3.47%	3.84%	3.73%	2.89%	3.37%
Return on assets	0.95%	1.06%	1.05%	0.83%	1.01%

1	Excluding TSB.
2	Operating lease depreciation deducted from income and costs.

NOTES (continued)

4.	Capital and leverage disclosures

	At 30 Sept 2015	At 31 Dec 2014
Capital resources (transitional)	£ million	£ million
Common equity tier 1
Shareholders’ equity per balance sheet	43,226	43,335
Deconsolidation of insurance entities	(1,063)	(824)
Other adjustments	(1,055)	(1,183)
	41,108	41,328
Deductions from common equity tier 1	(10,452)	(10,639)
Common equity tier 1 capital1,2	30,656	30,689

Additional tier 1 instruments	9,177	9,728
Deductions from tier 1	(1,160)	(859)
Total tier 1 capital2	38,673	39,558

Tier 2 instruments and eligible provisions	12,943	14,530
Deductions from tier 2	(1,735)	(1,288)
Total capital resources2	49,881	52,800

Risk-weighted assets
Foundation IRB Approach	69,151	72,393
Retail IRB Approach	66,564	72,886
Other IRB Approach	17,258	15,324
IRB Approach	152,973	160,603
Standardised Approach	21,495	25,444
Contributions to the default fund of a central counterparty	478	515
Credit risk	174,946	186,562
Counterparty credit risk	8,359	9,108
Credit valuation adjustment risk	1,435	2,215
Operational risk	26,279	26,279
Market risk	3,375	4,746
Underlying risk-weighted assets	214,394	228,910
Threshold risk-weighted assets	10,126	10,824
Total risk-weighted assets1	224,520	239,734

Leverage
Total tier 1 capital (fully loaded)	36,011	36,044

Statutory balance sheet assets	817,713	854,896
Deconsolidation and other adjustments	(152,913)	(165,184)
Off-balance sheet items	58,411	50,980
Total exposure3	723,211	740,692

Ratios2
Common equity tier 1 capital ratio1	13.7%	12.8%
Transitional tier 1 capital ratio	17.2%	16.5%
Transitional total capital ratio	22.2%	22.0%
Leverage ratio3	5.0%	4.9%

1	Common equity tier 1 capital resources, risk-weighted assets and the common equity tier 1 capital ratio are the same on both fully loaded and transitional bases.
2	No dividend accrual has been recognised in CET1 capital for the second half of the year as the Board has not yet considered the appropriate level of payout for the full year.
3	Calculated in accordance with CRD IV rules, as amended by delegated act (January 2015).

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Mike Butters
Director of Investor Relations
020 7356 1187
mike.butters@finance.lloydsbanking.com

Duncan Heath
Director of Investor Relations
020 7356 1585
duncan.heath@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. SC95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                                              Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 28 October 2015